[Letterhead of Cleary Gottlieb Steen and Hamilton LLP]

                                             February 1, 2006

BY EDGAR AND FACSIMILE Mr. Larry Spirgel, Assistant Director Division of Corporation Finance Securities and Exchange Commission Mail Stop 3561 450 Fifth Street, N.W. Washington D.C. 20549

Re: Sony Corporation – SEC Review of FYE 2005 Form 20-F

Dear Mr. Spirgel,

           On behalf of our client Sony Corporation (“Sony”), I am writing to request an extension of the expected timing of Sony’s response to the January 24, 2006 comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) on the Company’s annual report on Form 20-F for the year ended March 31, 2005.

           Due to the nature of the Staff’s comments and the complexity of certain of the issues presented, Sony would appreciate receiving approval from the Staff to file its response on or about February 17, 2006.

           If you have questions or require additional information, please do not hesitate to contact me at 212-225-2510.

Mr. Larry Spirgel, p. 2

Very truly yours, /s/ William F. Gorin William F. Gorin

cc:	Mr. Nobuyuki Oneda, Executive Vice President and Chief Financial Officer, Sony
Corporation

Ms. Nicole Seligman, Executive Vice President and General Counsel, Sony
Corporation

Mr. Dean Suehiro, Senior Staff Accountant, Division of Corporation Finance,
Securities and Exchange Commission

Ms. Kathryn T. Jacobson, Staff Accountant, Division of Corporation Finance,
Securities and Exchange Commission